Form 40-F
BOARDWALK EQUITIES INC
filed 2003-05-21
CIK 1129929

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F
                                  ANNUAL REPORT
PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: DECEMBER 31, 2002     Commission File Number: 1-15162

                             BOARDWALK EQUITIES INC.
             (Exact name of Registrant as specified in its charter)

                                 ALBERTA, CANADA
        (Province or other jurisdiction of incorporation or organization)

                6513                                               NONE
     (Primary Standard Industrial
      Classification Code Number)                            (I.R.S. Employer
                                                          Identification Number)

       SUITE 200, 1501 - 1ST STREET S.W., CALGARY, ALBERTA T2R 0W1 CANADA
                                 (403) 531-9255
   (Address and telephone number of Registrant's principal executive offices)

                          CARTER LEDYARD & MILBURN LLP
                                  2 WALL STREET
                          NEW YORK, NEW YORK 10005-2072
                                 (212) 732-3200
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

          SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION
                               12(b) OF THE ACT.

      Title of each class              Name of each exchange on which registered
      -------------------              -----------------------------------------
         Common Shares                       New York Stock Exchange, Inc.
         no par value

          SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION
                               12(g) OF THE ACT.

                                      None
            --------------------------------------------------------
                                (Title of Class)

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                           SECTION 15(d) OF THE ACT.

                                      None
            --------------------------------------------------------
                                (Title of Class)

      For Annual Reports indicate by check mark the information filed with this Form:

[X] Annual information form              [X] Audited annual financial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         There were 50,109,000 Common Shares, no par value, outstanding as of December 31, 2002.

          Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

                                Yes ___ No _[X]_

         Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

                                Yes _[X]_ No ___



              CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         Attached hereto as Appendix B is a copy of the Registrant's 2002 Annual Report. For the purposes of this Annual Report on Form 40-F, only pages 20 through 59 of such 2002 Annual Report shall be deemed filed with the Securities and Exchange Commission (the "Commission"), and the balance of such 2002 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant's Annual Information Form, shall be deemed not filed with the Commission as part of this Annual Report on Form 40-F under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

A.       Audited Annual Financial Statements

         The consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, on pages 37 through 59 of the Registrant's 2002 Annual Report attached hereto as Appendix B are included herein. Note 13 -

Differences From United States Generally Accepted Accounting Principles to such financial statements beginning on page 53 of such 2002 Annual Report, contains a reconciliation of such financial statements to U.S. GAAP.

B.       Management's Discussion and Analysis

         Management's Discussion and Analysis, on pages 20 through 35 of the Registrant's 2002 Annual Report attached hereto as Appendix B, is included herein.


                             CONTROLS AND PROCEDURES

            Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

            No significant changes were made in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

            It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.


                                   UNDERTAKING

         Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  May 16, 2003                             BOARDWALK EQUITIES INC.



                                                By:  /s/ Roberto A. Geremia
                                                     ---------------------------
                                                     Roberto A. Geremia
                                                     Vice-President, Finance and
                                                     Chief Financial Officer

I, Sam Kolias, President and Chief Executive Officer, certify that:

1.       I have reviewed this annual report on Form 40-F of Boardwalk Equities
Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: May 16, 2003                     By: /s/ Sam Kolias
                                           -------------------------------------
                                           Sam Kolias
                                           President and Chief Executive Officer

I, Roberto A. Geremia, Vice-President, Finance and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 40-F of Boardwalk Equities Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: May 16, 2003                               By: /s/ Roberto A Geremia
                                                     ---------------------------
                                                     Roberto A. Geremia
                                                     Vice-President, Finance and
                                                     Chief Financial Officer

                             BOARDWALK EQUITIES INC.

                  SARBANES-OXLEY ACT SECTION 906 CERTIFICATION

         The undersigned hereby certify, each to his knowledge, that the Annual Report on Form 40-F of Boardwalk Equities Inc. ("Boardwalk") for the year ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of Boardwalk as of and for the periods presented.


Dated: May 16, 2003



By  /s/  Sam Kolias                               By /s/ Roberto A. Geremia
    ----------------------------------------         ---------------------------
    Sam Kolias                                       Roberto A. Geremia
    President and Chief Executive Officer            Vice-President, Finance and
                                                     Chief Financial Officer

                                   APPENDICES

A.       Annual Information Form of the Registrant for the year ended December
         31, 2002.

B.       2002 Annual Report of the Registrant.


                                    EXHIBITS
Exhibit
  No.       Description
-------
  1         Consent of Deloitte & Touche LLP, independent chartered accountants.

                                   APPENDIX A

                             ANNUAL INFORMATION FORM

                             BOARDWALK EQUITIES INC.

                            ANNUAL INFORMATION FORM



                                  MAY 16, 2003

                             BOARDWALK EQUITIES INC.

                             ANNUAL INFORMATION FORM

                                TABLE OF CONTENTS


General Review .............................................................   2

Additional Information .....................................................   2

Management of Boardwalk ....................................................   3

Selected Consolidated Financial Information ................................   6

Overview....................................................................   7

Business and Properties of Boardwalk .......................................   8

Challenges and Risks .......................................................  15

                             BOARDWALK EQUITIES INC.

                             ANNUAL INFORMATION FORM




GENERAL REVIEW

         In this Annual Information Form ("AIF"), unless the context indicates otherwise, a reference to "Boardwalk" or the "Corporation" means Boardwalk Equities Inc. Boardwalk was incorporated under the Business Corporations Act (Alberta) ("ABCA") on July 14, 1993.

         The Corporation's principal office is located at Suite 200, 1501 First Street S.W., Calgary, Alberta, T2R 0W1. Its registered office is located at 4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5.

         On August 15, 1994, the Corporation filed Articles of Amendment under the ABCA to effect a two for one common share split. Effective December 1, 1997, the Corporation paid a stock dividend of one common share for each common share held.

         All financial information derived therefrom and presented in this AIF and in the documents incorporated by reference thereto, including Boardwalk's audited consolidated financial statements, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, in some cases, differ in certain respects from US generally accepted accounting principles ("U.S. GAAP"). For a discussion of these differences, together with a reconciliation of the Corporation's net income and shareholders' equity to U.S. GAAP, please see Note 13 of the notes to the consolidated financial statements of the Corporation for the year ended December 31, 2002.

ADDITIONAL INFORMATION

 Additional information relating to Boardwalk, including information as to directors' and senior officers' remuneration and indebtedness, the principal holders of Boardwalk's securities, options to purchase securities and interests of management and others in material transactions, where applicable, is set out in Boardwalk's Management Information and Proxy Circular dated April 10, 2003 (the "Management Information Circular").

SELECTED CONSOLIDATED FINANCIAL INFORMATION

         Reference is made to the consolidated financial statements and the accompanying report of the auditors as set out on pages 37 through 58 of Boardwalk's Annual Report for the year ended December 31, 2002 ("2002 Annual Report"), which information is incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         Boardwalk's 2002 Annual Report also contains, on pages 20 through 35, the Management Discussion and Analysis of Boardwalk's financial condition and results of operations (the "MDA"), which information is incorporated herein by reference.

REQUEST FOR ADDITIONAL INFORMATION

         The Corporation will provide at no charge one copy of this Annual Information Form, together with one copy of any document incorporated herein by reference, one copy of the consolidated financial statements and the accompanying report of the auditors for the years ended December 31, 2002 and 2001, one copy of any interim financial statements subsequent to the consolidated financial statements, and one copy of the Management Information Circular dated April 10, 2003, upon request to the Secretary of the Corporation.

         When securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Corporation's securities, copies of the documents described in the foregoing paragraph and any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus may also be obtained at no charge upon request to the Secretary of the Corporation.

MANAGEMENT OF BOARDWALK

         Directors of the Corporation hold office until the next annual meeting, or until their successors are elected or appointed. As of May 15, 2003, the directors and senior officers of Boardwalk as a group beneficially own, directly or indirectly, or exercise control or direction over, 16,364,530 common shares of the Corporation, representing approximately 32.5% of the outstanding common shares. The name, municipality of residence and principal occupation of each of the directors and senior officers of Boardwalk are as set forth in the table below:

NAME, POSITION
AND
MUNICIPALITY OF                                                                                                    DIRECTOR
RESIDENCE                    POSITION HELD                         PRINCIPAL OCCUPATION                            SINCE
---------------              -------------                         --------------------                            --------
Paul J. Hill(1)              Chairman of the                       President, Harvard Developments                 October 6,
Regina,                      Board and                             Inc., a Hill Company                            1994
Saskatchewan                 Director

Ernest                       Director                              Consultant                                      March 1,
Kapitza(1)(3)                                                                                                      2001
Calgary, Alberta

Sam Kolias                   President, Chief                      Executive of the Corporation                    Incorporation
Calgary, Alberta             Executive
                             Officer and
                             Director

Van Kolias                   Senior Vice                           Executive of the Corporation                    Incorporation
Calgary, Alberta             President,
                             Quality Control,
                             Assistant
                             Corporate
                             Secretary and
                             Director

Jon E. Love (2)              Director                              Managing Director, Kingstreet                   February 19,
Toronto,                                                           Capital Partners                                2002
Ontario

Al W.                        Director                              Vice-President, IPS Industrial                  April 30,
Mawani(1)                                                          Promotion Services Ltd.                         2002
Thornhill,
Ontario

David V.                     Director                              President, Network Capital Inc.                 June 22,
Richards(1)(2)                                                                                                     1995
Calgary, Alberta

Kevin P.                     Senior Vice                           Executive of the Corporation                    July 21, 1993
Screpnechuk                  President,
Calgary, Alberta             Rental
                             Operations and


NAME, POSITION
AND
MUNICIPALITY OF                                                                                                    DIRECTOR
RESIDENCE                    POSITION HELD                         PRINCIPAL OCCUPATION                            SINCE
---------------              -------------                         --------------------                            --------
                             Director

Michael D.                   Director                              Managing Director, CIBC Wood                    September
Young (2)(3)                                                       Gundy Securities Inc.                           18, 1997
Dallas, Texas

Stuart M. Olley              Corporate                             Barrister and Solicitor, Stikeman               n/a
Calgary, Alberta             Secretary                             Elliott LLP.

R. Douglas                   Vice President,                       Executive of the Corporation                    n/a
Biggs                        Legal Affairs
Calgary, Alberta

William                      Senior Vice                           Executive of the Corporation                    n/a
Chidley                      President,
Calgary, Alberta             Corporate
                             Development

Jean Denis                   Vice President,                       Executive of the Corporation                    n/a
Montreal,                    Quebec
Quebec                       Acquisitions

John E. Dill                 Vice President,                       Executive of the Corporation                    n/a
Toronto,                     Eastern
Ontario                      Acquisitions

Roberto A.                   Senior Vice                           Executive of the Corporation                    n/a
Geremia                      President,
Calgary, Alberta             Finance and
                             Chief Financial
                             Officer

Michael                      Vice President,                       Executive of the Corporation                    n/a
Guyette                      Technology
Calgary, Alberta

Mike Hough                   Senior Vice                           Executive of the Corporation                    n/a
Burlington,                  President
Ontario

Helen Mix                    Vice President,                       Executive of the Corporation                    n/a
Calgary, Alberta             Human
                             Resources

Shaun                        Vice President,                       Executive of the Corporation                    n/a
Renneberg                    Capital Projects
Calgary, Alberta

Lisa Russell                 Vice President,                       Executive of the Corporation                    n/a
Calgary, Alberta             Acquisitions,
                             Western Canada

Kelly Sadiura                Vice President,                       Executive of the Corporation                    n/a
Calgary, Alberta             Customer
                             Services and
                             Process Design



Notes:

(1) Member of the Audit and Risk Management Committee.
(2) Member of the Human Resources and Compensation Committee.
(3) Member of the Corporate Governance Committee.

CORPORATE GOVERNANCE

         Throughout the year, the positions of Chairman of the Board and Chief Executive Officer were carried out by two different and unrelated individuals. Paul J. Hill, an independent director, served as the Chairman of the Board, while Sam Kolias served as Chief Executive Officer of the Corporation. In addition, the majority of the Board was composed of directors who were independent of management of the Corporation. The Corporation currently has three different committees of directors, each of which is composed entirely of independent or unrelated directors, to assist the Board in effectively carrying out its responsibilities. Additional information with respect to Boardwalk's corporate governance practices can be found in the Corporation's Management Information Circular dated April 10, 2003, with particular reference to Schedule "E".

CORPORATE GOVERNANCE COMMITTEE

          The Corporate Governance Committee, which consists of two independent directors, is responsible for monitoring the appropriateness of the Corporation's governance systems, recommending ongoing improvements to the Corporation's corporate governance practices, reviewing the makeup and the needs of the Board of Directors and assessing proposed nominations to the Board of Directors, evaluating the effectiveness of the Board and its committees in meeting governance objectives, and reviewing and recommending to the Board the form and adequacy of compensation for the directors.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

         The Human Resources and Compensation Committee, which consists of three independent directors, is responsible for reviewing human resources development, reviewing organization compensation principles and practices and approving any significant changes to such principles and practices, reviewing and making recommendations to the Board on the performance of the Chief Executive Officer ("CEO") and other senior executives of the Corporation, and reviewing the adequacy and form of executive compensation of the CEO and other senior executives.

AUDIT AND RISK MANAGEMENT COMMITTEE

         The Audit and Risk Management Committee, which consists of three independent directors, is responsible for reviewing and approving the Corporation's quarterly and annual financial statements, press releases associated with the financial statements, Management Discussion and Analysis, accounting policies that affect the financial statements, reviewing and approving the Annual Information Form of the Corporation, providing oversight for management reporting, management information system and internal controls, reviewing with management, external auditors and other appropriate parties any material litigation claims or other contingencies, and identifying and overseeing the management of the principal financial risks that could impact the operations and financial reporting of the Corporation. The Audit and Risk Management Committee also has direct communication and discussions with the Corporation's external auditors. All fees for audit and non-audit services are reviewed and approved by the Audit and Risk Management Committee.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
ANNUAL COMPARATIVE

PERIOD ENDED                       DEC. 31, 2002   DEC. 31, 2001   DEC. 31, 2000   MAY 31, 2000   MAY 31, 1999     MAY 31, 1998(2)
CDN$ THOUSANDS, EXCEPT PER
SHARE AMOUNT                        (12 MONTHS)     (12 MONTHS)      (7 MONTHS)     (12 MONTHS)   (12 MONTHS)        (12 MONTHS)
                                   -------------   -------------   -------------   -------------  -------------    ---------------
Total revenue                          249,394         227,269         147,082         217,971        186,000          108,200
Net earnings (loss)                     11,576         (12,802)         15,565          10,445         14,485            7,987
Funds from operations(1)                63,052          57,941          34,314          53,593         49,816           24,849
Net earnings (loss) per share
- Basic                                   0.23           (0.26)           0.32            0.21           0.31             0.20
- Diluted                                 0.23           (0.26)           0.31            0.21           0.31             0.20
Funds from operations per share
- Basic                                   1.27            1.16            0.70            1.09           1.08             0.63
- Diluted                                 1.26            1.15            0.69            1.09           1.07             0.63
                                     ---------       ---------       ---------       ---------      ---------          -------
Mortgage payable                     1,307,177       1,108,406       1,034,444       1,009,526        867,757          645,652
Total assets                         1,708,490       1,489,291       1,443,834       1,398,028      1,200,800          929,886
                                     ---------       ---------       ---------       ---------      ---------          -------
Number of apartment units               29,326          25,889          24,821          24,937         22,441           19,480
Rentable square feet (000)              24,970          21,590          20,721          20,762         18,810           16,500
                                     ---------       ---------       ---------       ---------      ---------          -------

QUARTERLY COMPARATIVE

THREE MONTHS ENDED                  DEC. 31,   SEPT. 30,    JUNE 30,    MAR. 31,    DEC. 31,    SEPT. 30,    JUNE 30,     MAR. 31,
                                      2002        2002        2002        2002        2001        2001         2001        2001
CDN$ THOUSANDS, EXCEPT
PER SHARE AMOUNTS
                                    --------    --------    --------    --------    ---------    --------    --------    --------
Total revenue                        63,927      63,641      67,064      54,762      57,221       51,722      50,347      67,979
Net earnings (loss)                   2,213       3,443       3,986       1,934      (3,295)     (17,279)      2,894       4,878
Funds from operations(1)             13,472      17,313      18,006      14,261      12,011       14,893      12,511      18,526
Net earnings (loss) per share
- Basic                                0.04        0.07        0.08        0.04       (0.08)       (0.34)       0.06        0.10
- Diluted                              0.04        0.07        0.08        0.04       (0.08)       (0.34)       0.06        0.10
Funds from operations per share
- Basic                                0.27        0.35        0.36        0.29        0.24         0.30        0.25        0.37
- Diluted                              0.27        0.34        0.36        0.29        0.23         0.30        0.25        0.37

----------
Note:
(1) Prior to changes in non-cash working capital and properties held for resale.
(2) Amounts reported have not been adjusted to reflect the change in accounting for future income taxes, adoption of the "treasury method" for fully diluted share computation (previous method was "imputed earnings") and adoption of funds from operations ("FFO") calculation.

OVERVIEW

         Boardwalk is a customer-oriented real estate company specializing in the acquisition, refurbishment, management and ownership of multi-family residential communities within Canada. As of December 31, 2002, the Corporation owned 29,326 (December 31, 2001 - 25,889) residential units within the provinces of Alberta, Saskatchewan, Ontario and Quebec, representing approximately 25.0 million (December 31, 2001 - 21.6 million) net rentable square feet. Subsequent to December 31, 2002, Boardwalk acquired an additional 1,129 residential units primarily in the province of Quebec, which included an initial expansion into the Gatineau/Hull region. Boardwalk currently has in excess of 1,000 employees working in 15 different cities across Canada.

         Boardwalk focuses on maximizing internal growth combined with an aggressive but disciplined acquisition program. The Company looks to acquire, own and manage quality rental communities concentrated in attractive markets characterized by high barriers to new supply. Due to Boardwalk's size and relationship with various commercial lenders and Canada Mortgage and Housing Corporation ("CMHC"), financing for such acquisitions can often be negotiated on favourable terms. Boardwalk is committed to being the industry leader in Canada's multi-family rental industry and in growing our operations into a truly national platform.

         The Corporation is structured as a real estate operating company, not as a real estate investment trust ("REIT"). It does not currently pay a significant dividend on its common shares and retains a vast majority of its capital for future growth. The Corporation also has greater flexibility than REITs to sell assets and pursue growth oriented real estate opportunities. As of December 31, 2002, the Corporation has tax losses of approximately $185.2 million available to reduce future taxable income, primarily resulting from the carry forward of its tax losses and the deduction of tax depreciation on its assets.

STOCK EXCHANGE LISTINGS

         Boardwalk's common shares are traded on The Toronto Stock Exchange and New York Stock Exchange under the symbol "BEI". Boardwalk is also a member of The Toronto Stock Exchange 300 Composite Index.

SHARE BUY BACK PROGRAMS

         In March 2000, Boardwalk was granted approval by The Toronto Stock Exchange ("TSE") to proceed with a normal course issuer bid. In March 2001, the Corporation was granted a renewal of such normal course issuer bid by the TSE with a termination date to March 22, 2002 or such earlier time as the bid was completed. In August 2002, the Corporation was approved by the TSE for another normal course issuer bid allowing it to purchase up to 3,267,840 common shares for cancellation until its termination on August 5, 2003 or such earlier time as the bid is complete. During the 2002 year, Boardwalk acquired and cancelled 96,600 (December 31, 2001 - 879,600) common shares at a cost of $1.2 million (December 31, 2001 - $10.3 million), or an average cost of $12.07 (December 31, 2001 - $11.72) per common share.

         Given the current market price of its common shares, the Corporation believes that continuing to buy back its common shares is an attractive application of capital and may seek TSE approval to renew its normal course issuer bid to acquire up to 5% of its total issued and outstanding common shares or up to 10% of its issued and outstanding shares held by persons who are not directors, officers or other insiders of the Corporation, whichever number is greater.

FORWARD LOOKING STATEMENTS

         When used in this AIF, the words "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated or implied, including: competition within each of Boardwalk's business segments, the effective international, national and regional economic conditions and the availability of capital to fund further investments in Boardwalk's business. Given these uncertainties, readers are cautioned not to place undue reliance on these statements. Boardwalk also undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

BUSINESS AND PROPERTIES OF BOARDWALK

         The following tables detail the city and property summaries of Boardwalk's residential portfolio at December 31, 2002. Attention should be drawn to the fact that the Corporation has, or will have, a 100% undivided interest in all of the noted properties.


                                                            BY CITY
                         ------------------------------------------------------------------------------
                                                           Net Rentable          % of          Average
Core cities              Number of Units    % of Units    Square Footage    Square Footage    Unit Size
-----------              ---------------    ----------    --------------    --------------    ---------
Edmonton, AB                  10,594           36.1%         9,172,423           36.7%           866
Calgary, AB                    4,647           15.8%         3,774,685           15.1%           812
Regina, SK                     2,672            9.1%         2,163,015            8.7%           810
Saskatoon, SK                  1,988            6.8%         1,692,643            6.8%           851
London, ON                     2,256            7.7%         1,867,146            7.5%           828
Windsor, ON                    1,551            5.3%         1,170,129            4.7%           754
Montreal, QC                   3,100           10.6%         3,075,140           12.3%           992
other-AB                       1,843            6.3%         1,491,621            6.0%           809
other-QC                         346            1.2%           300,000            1.2%           867
other-ON                         329            1.1%           263,020            1.0%           799
                              ------          ------        ----------          ------           ---
Total                         29,326          100.0%        24,969,822          100.0%           851
                              ------          ------        ----------          ------           ---

                              BOARDWALK PORTFOLIO

City/                                                                            Number of      Net Rentable      Average
Province              Property Name                       Building Type(1)         Units       Square Footage    Unit Size
--------              -----------------------------       --------------------   ---------     ---------------   ---------
Edmonton, AB
                      Alexander Plaza                     Garden                      252            203,740          808
                      Aspen Court                         Garden                       80             68,680          859
                      Boardwalk Arms A & B                Garden                       78             64,340          825
                      Boardwalk Centre                    Highrise                    597            471,871          790
                      Boardwalk Village I, II & III       Townhouse                   255            258,150        1,012
                      Breton Manor                        Garden                       66             57,760          875
                      Briarwynd Court                     Townhouse                   172            144,896          842
                      Brookside Terrace                   Garden                      131            196,779        1,502
                      Cambrian Place                      Garden                      105            105,008        1,000
                      Camelot                             Garden                       64             54,625          854
                      Capital View Towers                 Highrise                    115             71,281          620
                      Carmen                              Garden                       64             54,625          854
                      Castle Court                        Garden                       89             93,950        1,056
                      Castleridge Estates                 Townhouse                   108            124,524        1,153
                      Cedarville                          Garden                      144            122,120          848
                      Christopher Arms                    Garden                       45             29,900          664
                      Corian Apartments                   Garden                      153            167,400        1,094
                      Deville Apartments                  Highrise                     66             47,700          723
                      Ermineskin Place                    Highrise                    226            181,788          804
                      Fairmont Village                    Garden                      424            362,184          854
                      Fontana                             Highrise                     62             40,820          658
                      Fort Garry House                    Highrise                     93             70,950          763
                      Galbraith House                     Highrise                    163            110,400          677
                      Garden Oaks                         Garden                       57             47,250          829
                      Granville                           Townhouse                    48             53,376        1,112
                      Greentree Village                   Garden                      192            156,000          813
                      Habitat Village                     Townhouse                   151            129,256          856
                      Imperial Tower                      Highrise                    138            112,050          812
                      Kew Place                           Townhouse                   108            105,776          979

City/                                                                            Number of      Net Rentable      Average
Province              Property Name                       Building Type(1)         Units       Square Footage    Unit Size
--------              -----------------------------       --------------------   ---------     ---------------   ---------
                      Lansdowne Park                      Highrise                     62             48,473          782
Edmonton, AB          Leawood                             Garden                      142            129,375          911
                      Lord Byron I, II & III              Highrise                    158            133,994          848
                      Lord Byron Townhomes                Townhouse                   144            170,969        1,187
                      Lorelei House                       Garden                       78             65,870          844
                      Maple Gardens                       Garden                      181            163,840          905
                      Marlborough Manor                   Garden                       56             49,582          885
                      Maureen Manor                       Highrise                     91             64,918          713
                      Meadowside Estates                  Garden                      148            104,036          703
                      Meadowview Manor                    Garden                      348            284,490          818
                      Monterey Pointe                     Garden                      104             83,548          803
                      Morningside                         Garden                      220            165,562          753
                      Northridge Estates                  Garden                      180            103,270          574
                      Oak Tower                           Highrise                     70             51,852          741
                      Parkside Towers                     Highrise                    179            162,049          905
                      Parkview Estates                    Townhouse                   104             88,432          850
                      Peace Grove                         Garden                       40             32,000          800
                      Pembroke Estates                    Garden                      198            198,360        1,002
                      Pinetree Village                    Garden                      142            106,740          752
                      Pointe West Townhouses              Townhouse                    69             72,810        1,055
                      Primrose Lane Apartment             Garden                      153            151,310          989
                      Prominence Place                    Highrise                     91             73,310          806
                      Redwood Court                       Garden                      116            107,680          928
                      Riverview Manor                     Garden                       81             62,092          767
                      Royal Heights                       Highrise                     74             41,550          561
                      Sandstone Pointe                    Garden                       81             83,800        1,035
                      Sir William Place                   Garden                      220            126,940          577
                      Solano House                        Highrise                     91             79,325          872
                      Southgate Tower                     Highrise                    170            153,385          902
                      Summerlea Place                     Garden                       39             43,297        1,110
                      Suncourt Place                      Garden                       62             55,144          889
                      Tamarack East and West              Townhouse                   132            212,486        1,610
                      Terrace Gardens                     Garden                      114            101,980          895
                      Terrace Towers                      Highrise                     84             66,000          786
                      The Palisades                       Highrise                     94             77,200          821
                      The Westmount                       Highrise                    133            124,825          939
                      Tower Hill Apartments               Highrise                     82             46,360          565
                      Tower on the Hill                   Highrise                    100             85,008          850
                      Valley Ridge Tower                  Highrise                     49             30,546          623
                      Victorian Arms                      Garden                       96             91,524          953
                      Viking Arms                         Highrise                    240            257,410        1,073
                      Village Acres                       Garden                      186            156,464          841
                      Village Plaza                       Townhouse                    68             65,280          960
                      Warwick Apartments                  Garden                       60             49,092          818
                      West Edmonton Court                 Garden                       82             73,209          893
                      Westborough Court                   Garden                       60             50,250          838
                      Westbrook Estates                   Garden                      172            148,616          864
                      Westmoreland Apartments             Garden                       56             45,865          819
                      Westpark Ridge                      Garden                      102             99,280          973
                      Westridge Estates B                 Garden                       91             56,950          626
                      Westridge Estates C                 Garden                       90             56,950          633
                      Westridge Manor                     Townhouse                    64             69,038        1,079
                      Westwinds of Summerlea              Garden                       48             53,872        1,122
                      Willow Glen Apartments              Garden                       88             71,800          816
                      Wimbledon                           Highrise                    165            117,216          710
                                                                                   ------         ----------       ------
                                                                                   10,594          9,172,423          866
Calgary, AB
                      Boardwalk Heights                   Highrise                    202            160,894          797
                      Boardwalk Plaza                     Highrise                    115             80,424          699

                                      -10-

City/                                                                            Number of      Net Rentable      Average
Province              Property Name                       Building Type(1)         Units       Square Footage    Unit Size
--------              -----------------------------       --------------------   ---------     ---------------   ---------
                      Brentview Towers                    Highrise                    239            151,440          634
Calgary, AB           Cedar Court Gardens                 Townhouse                    65             58,560          901
                      Centre Point West                   Highrise                    123            110,611          899
                      Century Towers                      Highrise                     90             73,411          816
                      Chateau Apartments                  Highrise                    144            110,545          768
                      Elbow Towers                        Highrise                    158            108,280          685
                      Flintridge Place                    Highrise                     68             55,023          809
                      Glamis Green                        Townhouse                   156            173,881        1,115
                      Glamorgan Manor                     Garden                       86             63,510          738
                      Heritage Gardens                    Highrise                     91             64,250          706
                      Hillside Estates                    Garden                       76             58,900          775
                      Lakeside Estates                    Garden                       89             77,732          873
                      Leighton House                      Highrise                     38             27,352          720
                      Lynnridge Village                   Townhouse                   160            151,080          944
                      McKinnon Court                      Garden                       48             36,540          761
                      McKinnon Manor                      Garden                       60             43,740          729
                      Northwest Pointe                    Garden                      150            102,750          685
                      Oakhill                             Townhouse                   240            236,040          984
                      O'Neil Towers                       Highrise                    187            131,281          702
                      Patrician Village                   Garden                      392            295,600          754
                      Pineridge Apartments                Garden                       76             52,275          688
                      Prominence Place                    Garden                       75             55,920          746
                      Radisson I                          Townhouse                   124            108,269          873
                      Radisson II                         Townhouse                   124            108,015          871
                      Radisson III                        Townhouse                   118            124,379        1,054
                      Royal Park Plaza                    Highrise                     86             66,137          769
                      Russet Court                        Townhouse                   206            213,264        1,035
                      Skygate Tower                       Highrise                    142            113,350          798
                      Spruce Ridge Estates                Garden                      284            196,464          692
                      Travois Apartments                  Garden                       89             61,350          689
                      Vista Gardens                       Garden                      100            121,040        1,210
                      Westwinds Village                   Garden                      180            137,815          766
                      Willow Park Gardens                 Garden                       66             44,563          675
                                                                                   ------         ----------       ------
                                                                                    4,647          3,774,685          812
Regina, SK
                      Ashok Portfolio                     Garden                      164             95,000          579
                      Boardwalk Estates                   Garden                      687            467,696          681
                      Boardwalk Manor                     Garden                       72             60,360          838
                      Centennial South                    Townhouse                   170            129,080          759
                      Centennial West                     Garden                       60             46,032          767
                      Eastside Estates                    Townhouse                   150            167,550        1,117
                      Evergreen Estates                   Garden                      150            125,660          838
                      Grace Manor                         Townhouse                    72             69,120          960
                      Greenbriar Apts                     Garden                       72             57,600          800
                      Lockwood Arms                       Garden                       96             69,000          719
                      Meadows, The                        Townhouse                    52             57,824        1,112
                      Pines of Normanview                 Townhouse                   133            115,973          872
                      Qu'appelle Village I & II           Garden                      154            133,200          865
                      Qu'appelle Village III              Garden                      180            144,160          801
                      Southpointe Plaza                   Highrise                    140            117,560          840
                      Wascanna Park Estates               Townhouse                   320            307,200          960
                                                                                   ------         ----------       ------
                                                                                    2,672          2,163,015          810

Saskatoon. SK
                      Carleton Towers                     Highrise                    158            155,138          982
                      Chancellor Gate                     Garden                      138            126,396          916
                      Dorchester Towers                   Highrise                     52             48,608          935
                      Heritage Pointe Estates             Townhouse                   104             99,840          960
                      Lawson Village                      Garden                       96             75,441          786

                                      -11-

City/                                                                            Number of      Net Rentable      Average
Province              Property Name                       Building Type(1)         Units       Square Footage    Unit Size
--------              -----------------------------       --------------------   ---------     ---------------   ---------
                      Meadow Parc Estates                 Townhouse                   200            192,000          960
Saskatoon, SK         Palace Gate                         Garden                      206            142,525          692
                      Penthouse Apartments                Highrise                     82             61,550          751
                      Regal Tower 1 & 2                   Highrise                    161            122,384          760
                      St. Charles Place                   Garden                      156            123,000          788
                      St. James Place                     Garden                      140            105,750          755
                      Stonebridge Apartments              Garden                      162            131,864          814
                      Stonebridge Townhomes I & II        Townhouse                   100            135,486        1,355
                      Westhaven Place                     Garden                      179            128,700          719
                      Wildwood Ways B                     Garden                       54             43,961          814
                                                                                   ------         ----------       ------
                                                                                    1,988          1,692,643          851

London, ON
                      Abbey Estates                       Townhouse                    53             59,794        1,128
                      Castlegrove Estates                 Highrise                    144            126,420          878
                      Forest City Estates                 Highrise                    272            221,000          813
                      Heritage Square                     Garden/Highrise             359            270,828          754
                      Landmark Tower                      Highrise                    213            173,400          814
                      Maple Ridge On The Parc             Highrise                    257            247,166          962
                      Meadow Crest Apts                   Garden                      162            110,835          684
                      Noel Meadows                        Garden                      105             72,600          691
                      Ridgewood Estates                   Townhouse                    29             31,020        1,070
                      Sanford Apts                        Highrise                     96             77,594          808
                      The Bristol                         Highrise                    138            109,059          790
                      Topping Lane Towers                 Highrise                    189            177,880          941
                      Villages of Hyde Park               Townhouse                    60             57,850          964
                      Westmount Ridge                     Highrise                    179            131,700          736
                                                                                   ------         ----------       ------
                                                                                    2,256          1,867,146          828

Windsor, ON
                      Anchorage Apartments                Highrise                    135            110,245          817
                      Askin Tower                         Highrise                     60             39,675          661
                      Buckingham Towers                   Highrise                     34             30,805          906
                      Caron Towers                        Highrise                     47             36,947          786
                      Empress                             Garden                       40             28,250          706
                      Frances Tower Apartments            Highrise                     53             43,906          828
                      Glenwood Apartments                 Highrise                     33             25,619          776
                      Janisse Tower                       Highrise                     75             45,000          600
                      Karita Tower                        Highrise                     41             28,950          706
                      Lauzon Towers                       Highrise                    178            137,784          774
                      Marine Court                        Highrise                     68             49,206          724
                      Randal Court                        Garden                       47             38,775          825
                      Regency Colonade                    Highrise                    133            113,205          851
                      Riverdale Manor                     Townhouse                    97             77,850          803
                      Rivershore Tower Apts               Highrise                     96             63,300          659
                      Sandilands Tower                    Highrise                     47             38,775          825
                      Sanwich Tower                       Highrise                     66             40,650          616
                      Seaway Tower                        Highrise                    152            112,037          737
                      Sun Crest Tower                     Highrise                     58             43,100          743
                      Sun Ray Manor                       Highrise                     41             29,950          730
                      University Towers                   Highrise                     50             36,100          722
                                                                                   ------         ----------       ------
                                                                                    1,551          1,170,129          754
Montreal, QC
                      Nun's Island Portfolio              Various                   3,100          3,075,140          992
                                                                                    3,100          3,075,140          992

Fort McMurray, AB

City/                                                                            Number of      Net Rentable      Average
Province              Property Name                       Building Type(1)         Units       Square Footage    Unit Size
--------              -----------------------------       --------------------   ---------     ---------------   ---------
                      Birchwood Manor                     Garden                       24             18,120          755
                      Chanteclair                         Garden                       79             68,138          863
                      Edelweiss Terrace Apts              Garden                       32             27,226          851
                      Heatherton                          Garden                       23             16,750          728
                      Hillside Manor                      Garden                       30             21,248          708
                      Mallard Arms                        Garden                       36             30,497          847
                      McMurray Manor                      Garden                       44             30,350          690
                      The Granada                         Garden                       44             35,775          813
                      The Valencia                        Garden                       40             33,850          846
                                                                                   ------         ----------       ------
                                                                                      352            281,954          801
Red Deer, AB
                      Canyon Pointe Apartments            Garden                      163            114,039          700
                      Inglewood Terrace                   Garden                       68             42,407          624
                      Riverbend Village Apartments        Garden                      150            114,750          765
                      Rivercrest Manor                    Highrise                    120            102,225          852
                      Saratoga                            Highrise                     48             53,762        1,120
                      Taylor Heights Apartments           Garden                      140            103,512          739
                      Watson                              Highrise                     50             43,988          880
                      Westridge Estates                   Townhouse                   112            113,664        1,015
                                                                                   ------         ----------       ------
                                                                                      851            688,347          809
Other
                      Boardwalk Park Estates 2
                         (Grande Prairie, AB)             Townhouse                    32             30,210          944
                      Kings Tower (Kitchener, ON)         Highrise                    226            171,100          757
                      Northwoods Manor (Banff, AB)        Garden                       76             53,340          702
                      Parkview Portfolio
                         (Grande Prairie, AB)             Garden                      369            306,850          832
                      Tower Lane I & II (Airdrie, AB)     Garden                      163            130,920          803
                      Les Jardins de Merici
                         (Quebec City, QC)                Highrise                    346            300,000          867
                      Westheights Place (Kitchener, ON)   Highrise                    103             91,920          892
                                                                                    1,320          1,084,340          821
                                                                                   ------         ----------       ------
                                                                  TOTAL            29,326         24,969,822          851
                                                                                   ======         ==========       ======

----------
(1) Highrise - A multi-storey (usually six or more) residential building, typically with an elevator Townhouse - One of several single family homes (sometimes called rowhouses) joined by common walls Garden - A walk-up or lowrise (usually between three and 5 storey) apartment building, typically without an elevator.

STRATEGY FOR GROWTH

         Boardwalk's goal is to increase shareholder value through sustained growth in funds from operations ("FFO"), operating cash flows and returns on its properties. The Corporation feels it can best achieve this goal by strategically:


1. Maximizing customer satisfaction by providing an above-average level of service and product;

2.   Acquiring selected multi-family residential properties throughout Canada;

3. Selling properties classified as held for resale and the reinvesting of these funds back into new and existing properties;

4. Enhancing property values through pro-active management and capital improvements;

5. Managing capital prudently while maintaining a conservative financial structure; and

6.   Pursuing opportunities to form selective partnerships or joint ventures.

MAXIMIZING CUSTOMER SATISFACTION

         Boardwalk feels the best way to increase long-term shareholder value is to provide its customers with an above average level of service and a high quality product and, in return, to receive a competitive market rent. Boardwalk offers its tenants 24 hour on call maintenance service as well as on-site managers, in addition to a 24 hour, 7 day a week toll-free call centre. Boardwalk's properties are of high quality and, in most cases, recently renovated. During the twelve months ended December 31, 2002, Boardwalk spent approximately $39.4 million (during the fiscal year ended December 31, 2001 - $52.9 million) for renovations to its existing building portfolio. Boardwalk continues to review its existing portfolio and, where appropriate, reviews and budgets the required funds for selective value added upgrades. Boardwalk has also begun the process of developing strategic partnerships with key vendors designed to provide additional value added services to Boardwalk customers.

ACQUIRING SELECTED MULTI-FAMILY RESIDENTIAL PROPERTIES

         Boardwalk seeks to expand its property portfolio by continuing to acquire multi-family residential properties within Canada. Boardwalk invests in properties which it believes provide the opportunity to apply the Corporation's project management, operating, leasing and financial expertise to obtain superior returns on investment. In addition, Boardwalk seeks to capitalize on economies of scale derived from its substantial presence in Western Canada, as well as a growing presence in Central Canada.

         Boardwalk targets well located, multi-family properties offering a lower current yield where, with the implementation of the Corporation's operating, leasing and financing capabilities, the Corporation will enhance the long-term value of the selected property. Specifically, buildings are targeted with significant vacant space or well below existing market rents. Boardwalk's acquisition strategy is driven by return considerations and opportunities to acquire properties at a substantial discount to replacement cost.

         During the twelve months ended December 31, 2002, the Corporation acquired 3,558 (during the fiscal year ended December 31, 2001 - 1,362) residential property units. These acquisitions helped increase the Corporation's overall portfolio diversification, thus lowering its overall exposure to economic risk. The acquisitions of: (i) 5-8 Place de Merici at Les Jardins de Merici, representing 346 residential units, and (ii) the Nun's Island portfolio, representing 3,100 residential units, represented the Corporation's initial entry in the major cities of Quebec City and Montreal, respectively. Subsequent to December 31, 2002, the Corporation acquired an additional 1,129 residential property units, which included an initial expansion into the Gatineau/Hull region. Through these and prior acquisitions, Boardwalk has established a significant presence in fifteen major cities across Canada.

SELLING OF PROPERTIES CLASSIFIED AS HELD FOR RESALE AND THE
REINVESTING OF THESE FUNDS BACK INTO NEW AND EXISTING PROPERTIES

         An integral part of the Corporation's operations consists of the sale of selective properties. The Corporation continuously seeks to dispose of properties classified as "mature", because it is Boardwalk's view that these properties present limited opportunity for additional capital appreciation or income growth in comparison to other investment opportunities in properties which have higher vacancy rates or the opportunity to increase value through renovations. Once a property has reached the mature stage and is targeted for sale, it may be sold either on a condominium basis, where individual units are sold, or as a "bulk sale", where an entire project is sold. The proceeds that are generated from these sales are then reinvested into selected properties which demonstrate superior value appreciation potential.

ENHANCING PROPERTY VALUES

         The Corporation continues to maximize funds from operations from its existing properties through effective leasing and property management and by strictly controlling operating expenses and capital expenditures. This combination of factors has resulted in lower vacancy levels and the maximization of effective rental rates as expiring leases are renewed or new leases are signed. Average vacancy rate for the year ended December 2002 of the Corporation's existing rentable properties was 5.02% (December 2001 - 4.93%). Boardwalk's strategic innovations are designed to maximize cash flow and include portfolio-wide centralization of purchasing of materials and services to take advantage of economies of scale as well as a retail specialization leasing program.

                             PORTFOLIO VACANCY RATES

                  Q1       Q2      Q3      Q4              Q1      Q2      Q3      Q4
                 2002     2002    2002    2002    TOTAL   2001    2001    2001    2001    TOTAL
                 ----     ----    ----    ----    -----   ----    ----    ----    ----    -----
CALGARY          6.29%    9.06%   6.09%   7.27%   7.19%   5.66%   4.76%   3.70%   3.36%   4.37%
EDMONTON         3.47%    4.50%   3.91%   4.90%   4.19%   4.00%   4.80%   4.95%   4.02%   4.44%
KITCHENER        2.84%    3.34%   2.53%   2.74%   2.86%   2.33%   3.14%   2.63%   2.13%   2.56%
LONDON           4.79%    4.57%   4.03%   4.43%   4.45%   9.75%   8.27%   5.99%   4.20%   6.88%
OTHER            7.59%   10.79%   9.70%   8.46%   9.12%   4.02%   4.55%   4.83%   5.71%   4.79%
REGINA           5.50%    7.81%   4.15%   3.07%   5.09%   5.84%   8.47%   6.58%   3.10%   6.00%
SASKATOON        5.14%    6.46%   3.91%   4.09%   4.92%   4.63%   9.17%   7.97%   3.67%   6.36%
WINDSOR          5.05%    6.60%   5.03%   5.95%   5.65%   3.87%   4.53%   5.14%   4.17%   4.43%
MONTREAL            --    0.19%   0.86%   1.71%   1.01%      --      --      --      --      --
                 ----     ----    ----    ----    ----    ----    ----    ----    ----    ----
GRAND TOTAL      4.79%    5.90%   4.35%   4.89%   4.98%   4.95%   5.72%   5.18%   3.89%   4.93%
                 ====     ====    ====    ====    ====    ====    ====    ====    ====    ====


         The Corporation strives to acquire, develop or retain assets in those markets that demonstrate positive economic prospects. Boardwalk continues to focus on markets that are typified by strong economic outlook and relatively low vacancy rates.

         In the multi-family residential sector, the markets in which Boardwalk operates have experienced little new construction in recent years. With continued aggressive leasing efforts and a diversified portfolio, management believes the Corporation is well positioned to continue to expand to other Canadian regions in the future. A significant portion of the Corporation's rentable portfolio is located in the province of Alberta, with 56% of our total units. Alberta has led Canada's economic and job growth over the past five years, and economists are projecting that Alberta will continue to show one of the highest GDP and population growth rates in Canada over the next several years. The Conference Board of Canada is projecting that Calgary and Edmonton, Boardwalk's two largest markets, will continue to rank among the top cities for economic growth in the country through to 2007. These positive developments bode well for the Alberta economy and, as a result, the Corporation views these and other markets as providing long-term strategic opportunities.

MANAGING CAPITAL

         Boardwalk believes that in order to maximize funds from operations, the Corporation's operating strategy must be complemented by a capital strategy designed to maximize return on shareholders' equity. The Corporation's objective is to ensure in advance that there are ample capital resources to allow the Corporation to exploit opportunities quickly, rather than securing funding for each specific investment on a case-by-case basis. The Corporation believes that the greater certainty of execution which this approach provides gives it a competitive advantage in negotiations for acquisitions and developments. The Corporation's capital strategy is to:

1. establish a working capital and acquisition line of credit to ensure liquidity to fund growth;

2. employ an appropriate degree of leverage during the broad based recovery in the real estate industry; and

3. manage actively its exposure to interest rate volatility through the use of fixed long-term rate debt.

         To facilitate acquisitions, the Corporation arranged a demand facility with a major financial institution in May of 1998. This credit facility is in the form of an operating and acquisition line up to a maximum of $100.0 million. Currently, the Corporation has pledged assets sufficient to obtain an existing facility of $34.0 million. Security for this facility consists of a second charge on a pool of property assets. The facility carries two levels of interest ranging from the lending institution's prime rate of interest ("Prime") plus 0.5%, to prime plus 1.5% and has no fixed terms of repayment.

         To assist in the managing of the Corporation's exposure to interest rate volatility, Boardwalk's management is constantly reviewing its existing mortgage debt portfolio. The purpose of this review is to ensure that Boardwalk has varying maturity dates for its debts so as to lower the Corporation's exposure to the interest rate fluctuations in any particular period. In addition, the Corporation is constantly monitoring existing market facilities in order to determine whether existing demand facilities should be converted to longer term fixed rate mortgages. In fiscal 2001 and 2002, Boardwalk was successful in taking advantage of the lower interest rate environment. Due to the size and diversity of its existing debt portfolio, Boardwalk had elected to typically refinance maturing loans for terms of one to five years. These terms balance well with the maturity dates of the other mortgages, and as such lower Boardwalk's overall interest rate risk during any one particular year.

                        BOARDWALK'S DEBT MATURITY CHART


                               MORTGAGE BALANCE
          FISCAL YEAR         DEC. 31, 2002 (MM)          YEARLY AVG.
          -----------         ------------------          -----------
              2003                $  199,183                 5.27%
              2004                $   97,438                 6.24%
              2005                $   71,548                 6.28%
              2006                $   93,343                 5.80%
              2007                $  226,785                 5.44%
              2008                $  227,024                 6.14%
              2009                $  162,168                 6.06%
              2010                $   62,576                 6.89%
              2011                $   74,974                 6.23%
              2012                $   36,830                 6.27%
              2013                $   22,017                 5.67%
          Subsequent              $   33,291                 6.36%
                                  ----------                 ----
          TOTAL                   $1,307,177                 5.88%
                                  ==========                 ====


PURSUING PARTNERSHIPS OR JOINT VENTURES

         As part of the Corporation's overall growth strategy, Boardwalk is reviewing the possibility of forming joint venture partnerships with a select group of investors, whereby Boardwalk would manage the assets as well as have an equity interest in any opportunity.

CHALLENGES AND RISKS
         Boardwalk's 2002 Annual Report contains, on pages 30 through 34, the "Liquidity and Risk" section, which information is incorporated herein by reference. The section includes an analysis of Boardwalk's financial liquidity and identifies the risk factors and the management of such risks relating to Boardwalk and its business.

DIVIDENDS

         The declaration and payment of dividends on Boardwalk's common shares are at the discretion of the Board of Directors, which supports a stable and consistent dividend policy. On February 20, 2003, the Board of Directors announced a 60% increase in the Corporation's common share dividend and introduced quarterly payments rather than the previous annual dividend.

         On February 20, 2003, Boardwalk's Board of Directors also declared a quarterly dividend payment of $0.02 per share on the issued and outstanding common shares of the Corporation, to be paid on March 20, 2003 to shareholders of record at the close of business on March 6, 2003.

                                   APPENDIX B

                               2002 ANNUAL REPORT